Exhibit 99.2

Royal & Sun Alliance Insurance Group plc

Scrip Dividend Scheme

Following shareholder approval of the final dividend for 2003 and of a Scrip Dividend Scheme, the Company will issue 8,906,940 ordinary shares of 27.5p each to shareholders who have elected to receive new ordinary shares instead of a cash dividend.

Accordingly, application has been made to the UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The new ordinary shares will rank pari passu with the existing issued shares of the Company. Dealings are expected to commence on 3 June 2004.

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Enquiries to:

Caroline Webb

Tel: +44 (0)20 7569 6075